EXHIBIT 99.1

Just Energy Announces the Closing of its Recapitalization Plan and Reconstitution of the Board of Directors

Reconstitution of the Board of Directors with five new directors

Financially strengthened Just Energy well-positioned for sustainable growth as an independent industry leader

TORONTO, Sept. 28, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced the closing of its previously announced recapitalization plan (the “Recapitalization”) and the reconstitution of its board of directors (the “Board”).

Together, these actions reduce debt, increase liquidity and refresh Just Energy’s governance. The Recapitalization strengthens and de-risks the business and positions Just Energy for sustainable growth as an independent industry leader.

“With the closing of our Recapitalization, Just Energy can confidently move forward with a solid financial position, focused on executing our strategy and serving our clients,” said R. Scott Gahn, Just Energy’s President and Chief Executive Officer.

“I would like to thank all our employees for their continued dedication and hard work during the past several months. Our reconstituted board, improved financial flexibility and increased liquidity position us well for future success and I look forward to the next chapter for Just Energy.”

The slate of seven previously announced director candidates were appointed to the Board upon closing of the Recapitalization. They possess a wide spectrum of skills and expertise, including deep knowledge of the energy industry, and will help maintain the Company’s commitment to strong and transparent governance. The reconstituted Board is as follows:

  James Bell (new)
  Anthony Horton (new)
  Steven Murray (new)
  Stephen Schaefer (new)
  Marcie Zlotnik (new)
  R. Scott Gahn (incumbent)
  Dallas Ross (incumbent)

The Recapitalization provided for, among other things:

  The consolidation of the Company’s common shares (TSX:JE; NYSE:JE ) on a 1-for-33 basis. The Company’s common shares will begin trading on the TSX and the NYSE on a post-consolidation basis at the market open on September 29, 2020;

  The exchange of C$160 million 6.75% convertible unsecured senior subordinated debentures due December 31, 2021 (TSX: JE.DB.C) and C$100 million 6.75% convertible unsecured senior subordinated debentures due March 31, 2023 (TSX: JE.DB.D) (collectively, the “Convertible Debentures”) for new common shares and new subordinated notes. The Convertible Debentures will be delisted from the TSX at the market close on September 28, 2020;

  The exchange of the Company’s existing senior unsecured term loan due September 12, 2023 (the “Term Loan”) and the Company’s remaining convertible bonds due December 31, 2020 (the “Eurobonds”) for a new term loan due March 2024 with initial interest to be paid-in-kind and new common equity;

  The exchange of all 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares (TSX: JE.PR.U) (NYSE: JE.PRA) (the “Preferred Shares”) for new common shares. The Preferred Shares will be delisted from the TSX and the NYSE at the market close on September 28, 2020;

  The Company’s existing senior secured credit facility was amended to provide for an extension of C$335 million credit facilities by three years to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;

  Holders of Just Energy’s existing Term Loan, Eurobonds Convertible Debentures, Preferred Shares and common shares as of July 23, 2020 were entitled to subscribe for post-consolidation common shares at a price per share of C$3.412. The equity subscription option received interest from all security classes, with subscriptions totaling 15,174,950 common shares which resulted in cash proceeds for Just Energy of approximately C$52 million. Pursuant to the previously announced backstop commitments, the backstop parties have acquired the remaining common shares not subscribed for by eligible holders under the equity subscription option, totaling 14,137,580 common shares, on a post-consolidation basis. The aggregate proceeds from the equity subscription option are approximately C$100 million and will be used to reduce debt and for general corporate purposes;

  The issuance of C$3.67 million of common shares by way of an additional private placement to the Company’s term loan lenders at the same subscription price available to all securityholders pursuant to the new equity subscription offering;

  The settlement of litigation related to the 2018 acquisition of Filter Group Inc. pursuant to which shareholders of the Filter Group received an aggregate of $1.8 million in cash and 429,958 common shares; and
  Implementation of a new management equity incentive plan that will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, and deferred shares.

The aforementioned new subordinated notes were issued to the holders of Just Energy’s Convertible Debentures in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and will be “restricted securities” subject to applicable resale restrictions thereunder.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the proposed recapitalization transaction resulting in a financially stronger Company; the value of existing equity following the completion of a recapitalization; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.